Exhibit 21.1

List of Subsidiaries of LiveWire Group, Inc.
Subsidiary	Jurisdiction of Incorporation
LiveWire EV, LLC	Delaware
LiveWire Labs, LLC	California
StaCyc, LLC	Delaware
LiveWire Motorcycles Canada, Inc.	Canada
LiveWire Motorcycles Alberta, Inc.	Canada
LiveWire U.K. Ltd.	England
LiveWire Germany GmbH	Germany
LiveWire Netherlands B.V.	Netherlands
LiveWire Switzerland GmbH	Switzerland
LiveWire France SAS	France